UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Electromed, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

285409108

(CUSIP Number)

Zenith Sterling Advisers LLC

Attn: Joshua J. Peters

9075 Deer Ridge Drive

Bloomington, Illinois 61705

Telephone: 630-901-5972

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108	13D	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zenith Sterling Advisers LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) OO – Client Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 489,700*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 489,700*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14.	TYPE OF REPORTING PERSON (see instructions) IA

*	Includes 299,739 shares held in accounts owned by Joshua Peters over which Zenith Sterling Advisers, LLC has discretionary authority, and Mr. Peters is the sole managing member of Zenith Sterling Advisers, LLC.

CUSIP No. 285409108	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua J. Peters
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) PF, OO – Client Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 489,700*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 489,700*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 285409108	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

The class of securities to which this statement relates is the Common Stock, $0.01 par value (the “Common Stock”) of Electromed, Inc., a Minnesota Corporation (the “Corporation”). The address of the corporation’s principal executive offices is 500 Sixth Avenue NW, New Prague, Minnesota 56071.

Item 2. Identity and Background.

(a)	This statement is being filed by (i) Zenith Sterling Advisers LLC, a Delaware limited liability company (“Zenith”), and (ii) Joshua J. Peters, the sole managing member of Zenith (“Peters”). The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached as Exhibit 99.1 and incorporated herein by reference.

Zenith is an investment adviser that holds discretionary voting control and dispositive power over the securities in its client accounts and as such may be deemed to indirectly beneficially own such securities. Peters is the sole managing member of Zenith and as a result may be deemed to be an indirect beneficial owner of shares held in the client accounts managed by Zenith.

(b)	The address of the principal offices of Zenith Sterling Advisers LLC is 9075 Deer Ridge Drive, Bloomington, Illinois 61705. The business address of Joshua J. Peters is 9075 Deer Ridge Drive, Bloomington, Illinois 61705.

(c)	The principal business of Zenith is serving as an investment adviser for its client’s accounts. Zenith is not a federally- or state-registered investment adviser as both its aggregate assets under management and its total number of clients falls below the required threshold for registration in each of the jurisdictions in which it operates. The principal occupation of Joshua J. Peters is serving as the sole managing member of Zenith.

(d)	During the last 5 years, neither Zenith Sterling Advisers LLC nor Joshua J. Peters have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last 5 years, neither Zenith Sterling Advisers LLC nor Joshua J. Peters have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Zenith is a limited liability company organized under laws of the State of Delaware. Peters is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 489,700 shares of Common Stock beneficially owned by the Reporting Persons is approximately $2,941,717, not including brokerage commissions. The source of funds for these purchases were individual client funds. No part of the purchase price represents borrowed funds.

CUSIP No. 285409108	13D	Page 4 of 7 Pages

Item 4. Purpose of Transaction.

The shares of Common Stock reported in this filing have been purchased and held for investment purposes on behalf of the client accounts over which Zenith has discretionary authority. The Reporting Persons believe that the Common Stock has been and continues to be significantly undervalued compared to other medical technology firms with similar financial characteristics. The Reporting Persons anticipate continued growth in the market for the Company’s principal product, and wish to express their support for recent actions taken by the Company’s management to reduce selling-related costs and improve overall profitability. However, the Reporting Persons believe there are additional actions the Company should consider in order to realize greater value for shareholders, including (i) the institution of a regular cash dividend and/or share repurchase authorization, and (ii) the addition of one or more directors with professional investment management or private equity experience to the Corporation’s Board of Directors.

The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

The Reporting Persons have engaged in communications with the Corporation’s chief executive officer and chief financial officer. The Reporting Persons intend to continue engaging in communications with the Corporation’s management team as well as the Corporation’s board of directors regarding means to enhance shareholder value. The Reporting Persons may also, from time to time, engage in discussions with the Corporation’s management team and Board in order to (i) formulate and offer proposals regarding the Corporation’s capital allocation plans, dividend policy, and long-term strategy, and (ii) request a seat on the Board of the Corporation. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Depending on the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth herein, the Reporting Persons have no specific present plans or proposals which would result in:

(a)	the acquisition by any person of additional securities or the disposition of securities of the Corporation;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of the Corporation;
(f)	any other material change in the Corporation’s business or corporate structure;
(g)	changes in the Corporation’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;
(h)	causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this filing, the Reporting Persons beneficially own 489,700 shares of Corporation’s Common Stock. This represents approximately 5.82% of the Corporation’s outstanding Common Stock, based on the Form 10-Q filed by the Corporation for the fiscal quarter ended March 31, 2019, which reported that 8,408,351 shares were outstanding as of May 3, 2019.

CUSIP No. 285409108	13D	Page 5 of 7 Pages

(b)	See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of Common Stock

As an investment adviser, Zenith has the discretionary authority over its client’s accounts and, as a result, may be deemed to have the shared power to vote and dispose of the 489,700 shares of Common Stock held in such client accounts. This includes 299,739 shares held in accounts owned by Peters which are managed by Zenith.

As the sole managing member of Zenith, Peters may be deemed to have the shared power to vote (or to direct the vote of) and dispose (or direct the disposition of) the 489,700 shares deemed to be beneficially owned by Zenith solely as a result of its discretionary authority over the client accounts. This includes 299,739 shares held in accounts owned by Peters which are managed by Zenith.

Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purposes, the beneficial owner of any of the securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Corporation or securities of the Corporation for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is acting as a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(c)	During the past 60 days, Zenith effected the following transactions in the Corporation’s Common Stock on behalf of its client accounts:

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Weighted Average Price Per Share	Maximum Price Paid on Trade Date	Minimum Price Paid on Trade Date
05/09/2019	Purchase	700	$5.3894	$5.4236	$5.35
05/14/2019	Purchase	500	$5.5595	$5.6422	$5.448
06/04/2019	Purchase	7,000	$5.1721	$5.35	$5.107
06/05/2019	Purchase	7,700	$5.1929	$5.325	$5.145
06/07/2019	Purchase	54,600	$5.3307	$5.3872	$5.26

The weighted average prices noted above do not include any brokerage fees. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth above.

(d)	Zenith’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities held for their respective accounts.
(e)	Not applicable.

CUSIP No. 285409108	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Zenith’s discretionary authority to vote and dispose of the securities in its client’s accounts is established in written agreements between the client and Zenith entered into in the ordinary course of its business as an investment adviser and which applies to all securities purchased for the benefit of each such client’s account. There are not special or different agreements relating to the securities of the Corporation. Zenith’s clients can also cause a disposition of securities by requesting that their account be liquidated or transferred to another investment adviser or brokerage firm.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement

CUSIP No. 285409108	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zenith Sterling Advisers LLC, a Delaware limited liability company

/s/ Joshua J. Peters
Joshua J. Peters
Managing Member

June 13, 2019
Date

/s/ Joshua J. Peters
Joshua J. Peters

June 13, 2019
Date

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of Electromed, Inc. and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 13th day of June 2019.

By:	/s/ Joshua J. Peters
Joshua J. Peters

Zenith Sterling Advisers LLC

By:	/s/ Joshua J. Peters
Joshua J. Peters, Managing Member